Exhibit 99.1

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

April 26, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

				Votes By Ballot & Virtual Audience
			Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

	(i)	Beverley A. Briscoe	Elected	485,358,574	3,455,333
				(99.29%)	(0.71%)
	(ii)	Margot A. Franssen, O.C.	Elected	486,859,437	1,954,470
				(99.6%)	(0.4%)
	(iii)	David A. Garofalo	Elected	485,415,179	3,398,728
				(99.3%)	(0.7%)
	(iv)	Clement A. Pelletier	Elected	486,809,772	2,004,135
				(99.59%)	(0.41%)
	(v)	P. Randy Reifel	Elected	468,310,116	20,503,791
				(95.81%)	(4.19%)
	(vi)	Charles R. Sartain	Elected	486,859,173	1,954,734
				(99.6%)	(0.40%)
	(vii)	Ian W. Telfer	Elected	481,424,288	7,389,619
				(98.49%)	(1.51%)
	(viii)	Blanca A. Treviño	Elected	486,822,478	1,991,429
				(99.59%)	(0.41%)
	(ix)	Kenneth F. Williamson	Elected	485,137,953	3,675,954
				(99.25%)	(0.75%)

				Votes By Ballot & Virtual Audience
			Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company and authorizing the directors to fix their remuneration		Carried	540,693,063	10,390,378
				(98.11%)	(1.89%)

				Votes By Ballot & Virtual Audience
			Outcome of Vote	Votes For	Votes Against
3.	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation		Carried	460,462,222	28,347,676
				(94.2%)	(5.8%)